UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14 F-1

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

March 1, 2011

Isdera North America, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-52844	11-288589
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Room 9B Block 1, Xintuo Garden No.1 Street, Shixia Bei, Futian District
Shenzhen, P.R. China 518000
(Address of principal executive offices including postal code)

(86) 137-2373-7042
(Registrant's telephone number, including area code)

ISDERA NORTH AMERICA, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
(THE "EXCHANGE ACT") AND RULE 14F-1 THEREUNDER

ISDERA NORTH AMERICA, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF ISDERA NORTH AMERICA, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about March 1, 2011, to the holders of our shares of common stock.  You are receiving this Information Statement in connection with the appointment of persons designated by our sole Director to fill seats on the Company’s Board of Directors, an action which has caused a change in control of the Company as more particularly described below.  The resignation of the existing director and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to our shareholders.

As used in this Information Statement, references to "Isdera, the “Company,” “we,” “our,” or “us” refer to Isdera North America, Inc., and its subsidiaries following the Acquisition hereinafter described, unless the context otherwise requires. References to “China” and “PRC” are to the People’s Republic of China.

On February 22, 2011, we entered into and closed a Share Exchange Agreement (the “Exchange Agreement”) with Fantaly Travel Holdings Group Limited, a British Virgin Islands company (“FTHG”), and the shareholders of FTHG (hereinafter identified as the “FTHG Shareholders”), pursuant to which we acquired all of the outstanding shares of FTHG in exchange for the issuance of 25,715,600 shares of our common stock, or approximately 85.72% of our outstanding shares. Following the closing of this transaction (the "Acquisition"), FTHG became our wholly-owned subsidiary. FTHG is a holding company which through its wholly-owned subsidiaries operates a travel agency and travel services business from Shenzhen, PRC. The name of our operating subsidiary in the PRC is Shenzhen Feilaifa Aviation Service Co., Ltd., which does business as "FeiLaiFa."

Pursuant to the terms of the Exchange Agreement, at closing on February 22, 2011, Xiao Ming Tang, Ye Liu, Jun Li, Bin Wang, and Hang Chen were appointed to our Board of Directors. Also at closing, Xiao Ming Tang was appointed as our Chairman, and Ms. Jiang resigned from all of her positions as our sole officer and Director. Ms. Jiang's resignation as our sole Director, and the appointment of our new Directors will become effective immediately, without further action, upon our compliance with Exchange Act Rule 14f-1. Therefore, all such resignation and appointments (other than the appointment of Xiao Ming Tang as our Chairman, which became effective at the consummation of the Acquisition) will become effective on the tenth day following our mailing of this Information Statement to our shareholders. Each Director shall hold office until his successor has been duly elected and has qualified or until his death, resignation or removal.

VOTING SECURITIES

We have one class of voting securities, this being our shares of common stock. We are authorized to issue 500,000,000 shares of our common stock. Each share of our common stock is entitled to one vote on all matters on which our shareholders are entitled to vote, including the election of our Directors. The table below describes the number of shares of common stock outstanding immediately before and immediately after consummation of the Acquisition.
	Shares Entitled to Vote	Total Shares Outstanding

Shares entitled to vote before Acquisition	4,284,400	4,284,400

Shares entitled to vote after Acquisition	30,000,000	30,000,000

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 22, 2011, the number of shares of our common stock beneficially owned after giving effect to the Acquisition by (i) each person or entity known to us to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days from the date of this report have been exercised. Except as noted below, each person has sole voting and investment power. As of February 22, 2011, after giving effect to the Acquisition, we had outstanding 30 million shares of common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock

Beneficial Owners of More than 5% of Outstanding Shares:

Bloom View Investments Limited (1) (2) (3)	9,289,637	30.97%
Giant Fortune Investment Management Limited (1)(4)	2,314,404	7.71%

Ownership of Directors and Officers:

Xiao Ming Tang (2)	9,289,637	30.97%
Jing Jiang (5)	1,495,400	4.98%
Ye Liu	0	0.00%
Jun Li	0	0.00%
Bin Wang	0	0.00%
Hong Chen	0	0.00%
Zhi Hai Peng	0	0.00%
Songtao Liu	0	0.00
All directors and executive officers as a group (3) (5)	9,289,637	30.97%

(1) The address for these shareholders is c/o: Isdera North America, Inc., Room 9B Block1, Xintuo Garden No.1 Street,Shixia Bei, Futian District, Shenzhen, P.R.China, 518000.

(2) Xiao Ming Tang is the controlling shareholder, President, and Chief Executive Officer of Bloom View Investments Limited and may be deemed to be the beneficial owner of these shares owned by this company. The number of shares presented includes 8,576,153 shares owned of record by Bloom View Investments Limited, and 713,484 shares owned of record by Mr. Tang. See footnote (3) below. The address for Xiao Ming Tang is c/o Shenzhen Feilaifa Aviation Service Co. Ltd., 1F-9 Lijing Hotel, Shajing Town, Baoan district, Shenzhen Province, China.

(3) Includes 713,484 shares owned of record by Xiao Ming Tang and acquired by Mr. Tang prior to the Acquisition, and 8,576,153 shares owned by Bloom View Investments Limited. See, footnote (2) above.

(4) Giant Fortune Investment Management Limited is owned by Zuhong Xu. Our director, Mr. Ye Liu, is the Chief Financial Officer of Giant Fortune Investment Management Limited, and disclaims any beneficial ownership of the shares owned by this company.

(5) Ms. Jing Jiang, our sole officer and director prior to the Acquisition and a director until the tenth day after we mail to our this Information Statement as required by Rule 14f-1 of the Exchange Act, is the Chief Executive Officer and a director of Cosell Investments Ltd. and therefore may be deemed to be the beneficial owner of such shares. Since Ms. Jiang resigned as an officer of our company effective with the completion of the Acquisition and will continue to serve as a director only for the waiting period prescribed by Rule 14f-1 of the Exchange Act, as described above, none of these shares are included in the shares beneficially owned by "All directors and executive officers as a group."

CHANGE IN CONTROL

On February 22, 2011, pursuant to the terms of the Exchange Agreement, we acquired all of the outstanding shares of FTHG in exchange for the issuance of 25,715,600 shares of our common stock, or approximately 85.72% of our outstanding shares of common stock. In exchange for their shares in FTHG, the FTHG Shareholders received an aggregate of 25,715,600 shares of our common stock, divided proportionally among the FTHG Shareholders in accordance with their respective ownership interests in FTHG.

As a result of the Acquisition, FTHG has become our wholly owned subsidiary, with the FTHG Shareholders acquiring approximately 85.72% of our outstanding shares of common stock, effectively obtaining operational and management control of our company.

Immediately prior to the completion of the Acquisition on February 22, 2011, Cosell Investments Ltd. owned 1,495,400 shares, or approximately 34.9% of the our common stock, and was our largest shareholder. Jing Jiang, our President, Chief Executive Officer, Chief Financial Officer, and sole Director immediately prior to the Acquisition, is Chief Executive Officer and a Director of Cosell Investments Ltd. Ms. Jiang is therefore deemed to be the beneficial owner of the shares owned by Cosell Investments Ltd. Ms. Jiang resigned her positions as an officer of our company upon the completion of the Acquisition on February 22, 2011, as well as a director, but will continue to serve as a director for the waiting period prescribed by Rule 14f-1 under the Exchange Act.

With the completion of the Acquisition, Bloom View Investments Limited, one of the FTHG Shareholders, owns beneficially and of record 9,289,637 shares, or 30.97% of our outstanding shares of common stock, and is our largest shareholder. Our Chairman, Xiao Ming Tang, is the President and Chief Executive Officer of Bloom View Investments Ltd. and is therefore deemed to be the beneficial owner of the shares owned by Bloom View Investments Ltd.

There are no agreements, understandings or arrangements among us and the FTHG Shareholders, or to our knowledge, among the FTHG Shareholders, as to the voting of our shares or any particular matter concerning us, including the election of directors or officers, except for such actions herein described taken pursuant to the terms of the Exchange Agreement. Also, we anticipate that certain of the FTHG Shareholders holding a majority of the outstanding shares of common stock will sign a consent authorizing our name change, previously authorized by our Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Position
Xiao Ming Tang	45	Chairman
Ye Liu	46	Director (1)
Jun Li	38	Director (1)
Bin Wang	38	Director (1)
Hong Chen	31	Director (1)
Zhi Hai Peng	36	Chief Executive Officer
Songtao Liu	40	Chief Financial Officer
Jing Jiang	28	Director (2)

(1) Effective the 10th day after we mail to our shareholders the information required by Rule 14f-1 of the Exchange Act.

(2) Jing Jiang has submitted her resignation as a director but will continue to serve for the waiting period prescribed by Exchange Act Rule 14f-1. See, footnote (1) above.

Business Experience.

Xiao Ming Tang became Chairman of our Board of Directors upon the completion of the Acquisition. Since November 2010, Mr. Tang has been Chairman of the Board of FTHG. Mr. Tang is the founder of Shenzhen Feilaifa Aviation Service Co., Ltd., our subsidiary, and has served as its chairman since 1999, and is responsible for strategic and development planning. From 1995 to 1999, Mr. Tang worked as Business Center manager in the LiJin Hotel in Shenzhen, PRC. Mr. Tang is also the President, CEO, and the majority shareholder of Bloom View Investments, Ltd., our largest shareholder. Mr. Tang is a member of Association of Professional Executives of China, the vice-chairman of the Shenzhen Aviation of Transportation Association, the vice-chairman of the Baoan Entrepreneurs Association, and the Vice-Chairman of the Shenzhen specialist Council. Mr. Tang attended Sichuan Province Communist Party School Corresponding College from September 2002 to July 2006, where he earned a B.S. in economics. From July 2006, to December 2008, Mr. Tang attended the Shenzhen Branch of the University of Northern Virginia where he earned his MBA degree.

Ye Liu will become a Director on the 10th day after we mail to our shareholders the information required by Rule 14f-1 under the Securities Exchange Act. Since March 2010, Mr. Liu has served as Chief Financial Officer of Giant Fortune Investment Management Ltd., one of our shareholders. From May 2006 to March 2010, Mr. Liu was employed as senior financial director and assistant to the CEO of Eternal Asia Global Supply Chain Management Co., Ltd. where he was responsible for planning and managing the finances of this company. From June 2002 to April 2006, Mr. Liu was employed as the financial director for the Shenzhen Pengfeng Group, where he oversaw the accounting department and was responsible for financial reporting and analysis and reporting to senior management. Mr. Liu attended Hunan University from September 2001 to July 2004, and earned a B.S. in accounting. From September 2008 to July 2010, Mr. Liu attended Asia International Open University where he earned an M.B.A.

Jun Li will become a Director on the 10th day after we mail to our shareholders the information required by Rule 14f-1 under the Exchange Act. Ms. Li has been employed as the President Assistant for Shenzhen Zhijian Times Investment Management Limited since January 2010. From July 2005 to January 2010, Ms. Li was employed as a vice-manager at the Dongguan Konglun Investment Group Limited, where she worked in administration and operational policy. From May 2002 to July 2005 Ms. Li worked as the chief human resource officer for Shenzhen Zitaijing Industrial Corporation Limited where she was responsible for administering this company's overall human resource function. From December 1997 to May 2002, Ms. Li was employed by Flextronix International (Zhuhai) Limited as its human resource manager. With more than 10 years middle to high level management and consulting experience in foreign and private enterprises, Ms. Li is an experienced expert of standardized organizational management, human resource management, operating management, team management, and training management. She also has experience in social resources, management system establishment, training to middle to high level management, enterprise strategy planning, modification of procedures, organization of standardized systems, high business communication skills and accounting and financial record keeping of medium to large sized organizations. From September 1992 to July 1995, Ms. Li attended Henan University where she earned a Diploma in Chinese studies. From March 2006 to January 2008, Ms. Li attended Shan Dong University where she earned a Bachelor degree in business management. Ms. Li attended Shan Dong University from September 2008 to September 2010 where she earned her MBA degree in 2010.

Bin Wang will become a Director on the 10th day after we mail to our shareholders the information required by Rule 14f-1 under the Exchange Act. From January 2006 to October 2010, Mr. Wang served as a Vice President of Universal Travel Group where he was responsible for mergers and acquisitions for the company and branch development. During his tenure, Mr. Wang was involved in four merger transactions and was responsible for establishing twelve branch offices. Mr. Wang is familiar with the operation procedures in the travel service industry, and has excellent communication and leadership skills. Mr. Wang graduated in 1995 from Chonqing Creation Vocation College where he majored in Travel and Tourism.

Hong Chen will become a Director on the 10th day after we mail to our shareholders the information required by Rule 14f-1 under the Exchange Act. Since April 2010, Ms. Chen has served as a Vice General Manager of Shenzhen Feilaifa Aviation Service Co., Ltd., where he is responsible for a variety of company functions including managing revenue and cost accounting, planning and implementation of administrative policy, assisting in product promotion, collection of receivables, and mergers and acquisitions. From January 2008 to April 2010, Ms. Chen worked as the assistant to the general manager of the Guangdong Xiwen Book Co., Ltd., where she gained experience in corporate administration and human resource management. From April 2002 to December 2007, Ms. Chen worked as an assistant to a manager and an administrative manager for Lucky Star Aviation Service Co., Ltd. Ms. Chen has years of working experience in large-scale group environments and is well qualified in management, accounting, finance, administration and human resources. Ms. Chen is familiar with the tax system in China. She is team-oriented and has a strong ability in leadership and communication. Ms. Chen graduated from JINAN University with a Bachelor of Finance in 2010. From September 1999 to July 2002, Ms. Chen also attended Southwestern University of Finance and Economics where she majored in accounting by electronic data processing

Zhi Hai Peng became our Chief Executive Officer upon the completion of the Acquisition. Since November 2010, Mr. Peng has served as Chief Executive Officer of FTHG, where he is responsible for the oversight of all of the company's employees and operations. From December 2005 to November 2010, Mr. Peng was the CEO of Shenzhen Feilaifa Aviation Service Co.,Ltd. From 2000 to 2005, Mr. Peng served as a Vice President of Shenzhen Beirongxin Investment Development Co. Ltd., where he was engaged in project finance and analysis. From 1995 to 2000, Mr. Peng was a civil service worker in Yichang of Hubei foreign economic and trade commission. In 2003, Mr. Peng obtained a Bachelor of Finance degree from China Central Radio and TV University, and in 2007 he earned an MBA degree from Beijing Jiaotong University.

Songtao Liu became our Chief Financial Officer upon completion of the Acquisition. Since October 2010, Ms. Liu has served as the Chief Financial Officer of FTHG. From June 2009 to September 2010, Ms. Liu was employed as senior financial analysis manager at Wal-Mart (China) Investment Co., Ltd., a subsidiary of Wal-Mart Stores, Inc. (NYSE: WMT), which is the world’s largest retailer, operating more than 300 supercenters and Sam’s Clubs in China. From October 2007 until May 2009, she served as a senior financial manager at China Natural Resources, Inc. (NASDAQ: CHNR), which is engaged in mining, processing and selling zinc concentrate, iron concentrate, gold, silver, copper, sulfuric and coal. From May 2004 to October 2007, she worked as a Senior Financial Manager for Tiens Europe Region, G.M.B.H. where she was in charge of all accounting functions of the company. From January 2002 to April 2004, she was engaged as an internal auditor with China Merchants Bank (Shenzhen Branch), where she was involved in the verification and accuracy of books and records. From 1990 until March 2004, she was employed by Nanyang Commercial Bank (Shekou Branch) as an accountant. Ms. Liu attended the Shenzhen University in Shenzhen, PRC where she earned a B.S. in international finance in July 1990. She received an MBA in accounting from Saint Joseph’s University, Philadelphia, Pennsylvania in December 2003.

Jing Jiang has been a director of our Company since October 2007 and served as Chairman of the Board until the Acquisition. In connection with the Acquisition Ms. Jiang tendered her resignation as a director, but will continue to serve for the waiting period until our compliance with Exchange Act Rule 14f-1 with respect to our other new Directors. Prior to the consummation of the Acquisition, Ms, Jiang also served as our Chief Executive Officer, Chief Financial Officer, and Secretary, positions from which she resigned effective at the consummation of the Acquisition. Ms. Jiang is currently employed and has been since September 2006, as assistant president of China US Bridge Capital Ltd. where she is responsible for this company's accounting and internal audit department. Ms. Jiang is also is the Chief Executive Officer and a director of Cosell Investments Ltd., one of our shareholders. Ms. Jiang attended the Nanjing Audit University where she earned a B.S. in 2004

All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified, or their earlier death, resignation or removal. All officers are appointed annually by the board of directors and, subject to any existing employment agreement, serve at the discretion of the board. Currently, directors receive no compensation in their capacity as directors of the company.

Involvement in Certain Legal Proceedings.

 To the best of our knowledge, during the past ten years, none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Family Relationships

There is no family relationship among any of our officers and directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Since inception, we have not paid or accrued any compensation for our chief executive officer or any other executive officer and we have not entered into an employment or consulting agreement with any of our directors or executive officers. We have not granted any equity-based compensation, awards or stock options to our chief executive officer or any other executive officer. We do not have any retirement, pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering our officers and directors. No value has been assigned to any of the services performed by our officers (employees) and no compensation will be awarded to, earned by, or paid to these officers.

Except for compensation payable by our operating subsidiary in the PRC described below, we do not intend to pay or accrue compensation for any of our new officers or directors until such time as we have the financial capability to do so. We cannot determine at this time when any compensation arrangements will be entered into with our officers and/or directors, or what the terms of any such arrangements may be.

In their capacities as officers of our PRC operating subsidiary, Shenzhen Feilaifa Aviation Service Co., Ltd., Ms. Chen and Mr. Tang are paid annual salaries of approximately $10,750 and $9,300, respectively, as converted at recent exchange rates.

Stock Option Plan

We intend to adopt an equity incentive plan and to grant stock options under that plan to our executive officers and directors. We expect that any such plan will provide for the grant of options to acquire, for a period of up to five years, up to 300,000 shares of our common stock to our principal executive officers, and 100,000 shares of our common stock to each of our directors. Furthermore, any option plan we may adopt will be subject to vesting provisions tied to our performance.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of our common stock, or any affiliate of any such director, officer, affiliate of ours, or security holder, is a party adverse to us or has a material interest adverse to us.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than ten percent of a registered class of the our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock.  Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To the best of our knowledge, as of the date of this Information Statement, none of our officers, directors, or shareholders was delinquent in their obligation to file reports required by Section 16(a).

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

On February 22, 2011, Isdera entered into and closed the Exchange Agreement with FTHG, and the FTHG Shareholders, pursuant to which Isdera acquired all of the outstanding shares of FTHG in exchange for the issuance of an aggregate of 25,715,600 shares of the common stock of Isdera, or approximately 85.72% of the outstanding shares of the common stock of Isdera. Following the consummation of the transaction, FTHG became a wholly-owned subsidiary of Isdera. Our Chairman, Xiao Ming Tang, was one of our shareholders prior to the Acquisition and also was the President, CEO, and largest shareholder of Bloom View Investments, Ltd., which is now our largest shareholder by virtue of the Acquisition.

Giant Fortune Investment Management Limited was a shareholder of FTHG prior to the Acquisition and, as a result of the Acquisition, is now one of our shareholders. Our Director, Mr. Ye Liu has served as Chief Financial Officer of Giant Fortune Investment Management Limited since March 2010.

As of September 30, 2010, and December 31, 2009, the Company owed to a stockholder $153,092 and $135,581, respectively, that was loaned to the Company. The loan was provided for working capital purposes, is unsecured, non-interest bearing, and has no terms for repayment.

We do not have policies and procedures for the review, approval, or ratification of any related party transactions of the type reported above. Our new Board of Directors intends to evaluate our lack of policies and procedures in this area and will adopt policies and procedures at such time as the Board of Directors may determine.

CORPORATE GOVERNANCE

Director Independence

Our common stock is available for quotation on, and trading through, the facilities of the OTC Markets Group, Inc. ("OTCMG"), and through linkage between OTCMG and FINRA's Over the Counter Bulletin Board ("OTCBB"), quotations and trade information may also be available through the OTCBB. The stock symbol for shares of our common stock is INAI. However, there are no securities dealers making an active market in shares of our common stock, so shares trade, if at all, on the "Grey Market," so-called by OTCMG. Consequently trading in shares of our common stock has been extremely sporadic and very limited. Neither the OTCMG's Grey Market, nor the OTCBB provides a definition or guidelines regarding director independence as do national securities exchanges, like the NYSE, and inter-dealer quotation systems, like NASDAQ. Moreover, we have not adopted a standard by which to evaluate director independence, because there has been a recent change in our control. If we were to adopt the requirement and standards of NASDAQ, which requires that a majority of the board of directors be independent, only Directors Jun Li and Bin Wang would meet the independence standards established by NASDAQ. Consequently, we would not meet the independent director requirement for a NASDAQ Capital Market listing, because a majority of our directors are not independent.

Meeting of Our Board of Directors, Committees, and Code of Ethics

During our fiscal year ended as of December 31, 2010, we had no formal meetings of our Board of Directors because we had no operations, a single person, Ms. Jiang, was our sole officer and director, and all necessary corporate actions were accomplished by Ms. Jiang by resort to written consent without a meeting.

We currently do not have a compensation committee, a separately designated audit committee, a nominating committee, or a code of ethics. The reasons are because our stock is traded on the OTC Bulletin Board which has no requirement that we establish or adopt any of the foregoing, by virtue of the Acquisition our management is occupied with re-organizing our management and operations, and that our management team is small, and therefore, their activities are sufficiently transparent so as to not currently justify the additional expense of adopting and maintaining these heightened corporate governance features. Consequently, our Board of Directors performs the functions that would otherwise be performed by a compensation committee, an audit committee, and a nominating committee. Our Board of Directors will re-evaluate this policy from time to time.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.  Currently, our Chief Executive Officer is Mr. Zhi Hai Peng and our Chairman is Mr. Xiao Ming Tang. The Board of Directors believes that, at this time, having two different individuals serve as Chief Executive Officer and Chairman is the appropriate leadership structure for the Company.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Because we had no meaningful operations prior to the Acquisition, trading in our shares of common stock is limited, and because we have a small number of shareholders, we do not have a formalized process for security holders to send communications to our Board of Directors. Our Directors intend to re-evaluate this policy periodically, and will adopt a formal process for shareholder communications when the Board of Directors determines it is desirable to do so.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

ISDERA NORTH AMERICA, INC.

Date: March 1, 2011	By:	/s/ Zhi Hai Peng
Zhi Hai Peng